UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

EXTERRAN HOLDINGS, INC.
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(Name of Issuer)

Common Stock, $0.01 par value
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(Title of Class of Securities)

30225X103

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(CUSIP Number)

Marc D. Hauser
Equity Group Investments, L.L.C.
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
312-466-3281
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 12, 2009

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(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this SCHEDULE 13D/A, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 30225X103	SCHEDULE 13D/A

_____________________________________________________________________________

1.      Name of Reporting Persons.

EGI-HC, L.L.C.

_____________________________________________________________________________

2.      Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]

(b) [_]

_____________________________________________________________________________

3.      SEC Use Only

_____________________________________________________________________________

4.      Source of Funds (See Instructions)
WC, OO

_____________________________________________________________________________

5.      Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.      Citizenship or Place of Organization
Delaware

_____________________________________________________________________________

NUMBER OF          7.      Sole Voting Power – 0
SHARES
BENEFICIALLY      8.      Shared Voting Power – 0
OWNED BY
EACH           9.      Sole Dispositive Power - 0
REPORTING
PERSON      10.      Shared Dispositive Power - 0
WITH

_____________________________________________________________________________

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

0

_____________________________________________________________________________

12.      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.      Percent of Class Represented by Amount in Row (11)

0.0% (1)

_____________________________________________________________________________

14.      Type of Reporting Person (See Instructions)

OO
_____________________________________________________________________________

(1)     Based on 61,665,408 shares of Common Stock, par value $0.01, outstanding on February 20, 2009, as reported by the Issuer on its Form 10-K for the period ended December 31, 2008.

CUSIP No. 30225X103	SCHEDULE 13D/A

_____________________________________________________________________________

1.      Name of Reporting Persons.

EGI-Fund (05-07) Investors, L.L.C.

_____________________________________________________________________________

2.      Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]

(b) [_]

_____________________________________________________________________________

3.      SEC Use Only

_____________________________________________________________________________

4.      Source of Funds (See Instructions)
WC, OO

_____________________________________________________________________________

5.      Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.      Citizenship or Place of Organization
Delaware

_____________________________________________________________________________

NUMBER OF          7.      Sole Voting Power – 0
SHARES
BENEFICIALLY      8.      Shared Voting Power – 1,674,479
OWNED BY
EACH           9.      Sole Dispositive Power - 0
REPORTING
PERSON      10.      Shared Dispositive Power - 1,674,479
WITH

_____________________________________________________________________________

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

1,674,479

_____________________________________________________________________________

12.      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.      Percent of Class Represented by Amount in Row (11)

2.7% (1)

_____________________________________________________________________________

14.      Type of Reporting Person (See Instructions)

OO
_____________________________________________________________________________

(1)     Based on 61,665,408 shares of Common Stock, par value $0.01, outstanding on February 20, 2009, as reported by the Issuer on its Form 10-K for the period ended December 31, 2008.

CUSIP No. 30225X103	SCHEDULE 13D/A

_____________________________________________________________________________

1.      Name of Reporting Persons.

EGI-EXH, L.L.C.

_____________________________________________________________________________

2.      Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]

(b) [_]

_____________________________________________________________________________

3.      SEC Use Only

_____________________________________________________________________________

4.      Source of Funds (See Instructions)
WC, OO

_____________________________________________________________________________

5.      Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.      Citizenship or Place of Organization
Delaware

_____________________________________________________________________________

NUMBER OF          7.      Sole Voting Power – 0
SHARES
BENEFICIALLY      8.      Shared Voting Power – 1,000,000
OWNED BY
EACH           9.      Sole Dispositive Power - 0
REPORTING
PERSON      10.      Shared Dispositive Power – 1,000,000
WITH

_____________________________________________________________________________

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

1,000,000

_____________________________________________________________________________

12.      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.      Percent of Class Represented by Amount in Row (11)

1.6% (1)

_____________________________________________________________________________

14.      Type of Reporting Person (See Instructions)

OO
_____________________________________________________________________________

(1)     Based on 61,665,408 shares of Common Stock, par value $0.01, outstanding on February 20, 2009, as reported by the Issuer on its Form 10-K for the period ended December 31, 2008.

CUSIP No. 30225X103	SCHEDULE 13D/A

_____________________________________________________________________________

1.      Name of Reporting Persons.

EGI-Fund (08-10) Investors, L.L.C.

_____________________________________________________________________________

2.      Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]

(b) [_]

_____________________________________________________________________________

3.      SEC Use Only

_____________________________________________________________________________

4.      Source of Funds (See Instructions)
WC, OO

_____________________________________________________________________________

5.      Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.      Citizenship or Place of Organization
Delaware

_____________________________________________________________________________

NUMBER OF          7.      Sole Voting Power – 0
SHARES
BENEFICIALLY      8.      Shared Voting Power – 1,443,361
OWNED BY
EACH           9.      Sole Dispositive Power - 0
REPORTING
PERSON      10.      Shared Dispositive Power – 1,443,361
WITH

_____________________________________________________________________________

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

1,443,361

_____________________________________________________________________________

12.      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.      Percent of Class Represented by Amount in Row (11)

2.3% (1)

_____________________________________________________________________________

14.      Type of Reporting Person (See Instructions)

OO
_____________________________________________________________________________

(1)     Based on 61,665,408 shares of Common Stock, par value $0.01, outstanding on February 20, 2009, as reported by the Issuer on its Form 10-K for the period ended December 31, 2008.

CUSIP No. 30225X103	SCHEDULE 13D/A

_____________________________________________________________________________

1.      Name of Reporting Persons.

SZ Investments, L.L.C.

_____________________________________________________________________________

2.      Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]

(b) [_]

_____________________________________________________________________________

3.      SEC Use Only

_____________________________________________________________________________

4.      Source of Funds (See Instructions)
WC, OO

_____________________________________________________________________________

5.      Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.      Citizenship or Place of Organization
Delaware

_____________________________________________________________________________

NUMBER OF          7.      Sole Voting Power – 0
SHARES
BENEFICIALLY      8.      Shared Voting Power – 3,117,840
OWNED BY
EACH           9.      Sole Dispositive Power - 0
REPORTING
PERSON      10.      Shared Dispositive Power - 3,117,840
WITH

_____________________________________________________________________________

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

3,117,840

_____________________________________________________________________________

12.      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.      Percent of Class Represented by Amount in Row (11)

5.1% (1)

_____________________________________________________________________________

14.      Type of Reporting Person (See Instructions)

OO
_____________________________________________________________________________

(1)     Based on 61,665,408 shares of Common Stock, par value $0.01, outstanding on February 20, 2009, as reported by the Issuer on its Form 10-K for the period ended December 31, 2008.

CUSIP No. 30225X103	SCHEDULE 13D/A

_____________________________________________________________________________

1.      Name of Reporting Persons.

Chai Trust Company, LLC

_____________________________________________________________________________

2.      Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [X]

(b) [_]

_____________________________________________________________________________

3.      SEC Use Only

_____________________________________________________________________________

4.      Source of Funds (See Instructions)
WC, OO

_____________________________________________________________________________

5.      Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.      Citizenship or Place of Organization

Illinois

_____________________________________________________________________________

NUMBER OF          7.      Sole Voting Power – 0
SHARES
BENEFICIALLY      8.      Shared Voting Power – 3,117,840
OWNED BY
EACH           9.      Sole Dispositive Power - 0
REPORTING
PERSON      10.      Shared Dispositive Power - 3,117,840
WITH

_____________________________________________________________________________

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

3,117,840

_____________________________________________________________________________

12.      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.      Percent of Class Represented by Amount in Row (11)

5.1% (1)

_____________________________________________________________________________

14.      Type of Reporting Person (See Instructions)

OO
_____________________________________________________________________________

(1)     Based on 61,665,408 shares of Common Stock, par value $0.01, outstanding on February 20, 2009, as reported by the Issuer on its Form 10-K for the period ended December 31, 2008.

CUSIP No. 30225X103	SCHEDULE 13D/A

This Amendment No. 2 to Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock"), of Exterran Holdings, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive office is located at 12001 North Houston Rosslyn, Houston, Texas 77086. Item 5 of the Schedule 13D is hereby amended as follows:

ITEM 3.      Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following paragraph thereto:

Bank of America, N.A. has extended and may continue to extend credit from time to time to Fund 05-07 and Fund 08-10 for the holding of Common Stock, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. The cost of borrowing with respect to such loan fluctuates with the broker loan rate and the amount of the debt balance. Shares of Common Stock held by Fund 05-07 and Fund 08-10 are pledged as collateral security for the repayment of debit balances in respect of the loan. The margin loan facility previously entered into by EGI-HC with ML Private Finance LLC has been terminated.

ITEM 5.      Interest in Securities of the Issuer.

Items 5(a) and (b) are hereby amended and restated in their entirety as follows:

(a) and (b) To the best knowledge of the Reporting Persons, there were 61,665,408 shares of Common Stock outstanding on February 20, 2009, as reported by the Issuer on its Form 10-K for the period ended December 31, 2008.

Based upon the foregoing, and after giving effect to the March 3 Distribution and the March 12 Distribution (as defined in Item 5(c) below), the (i) the 1,674,479 shares of Common Stock held by Fund 05-07 represent approximately 2.7% of the issued and outstanding Common Stock; (ii) the 1,000,000 shares of Common Stock held by EGI-EXH, represent approximately 1.6% of the issued and outstanding Common Stock; (iii) the 1,443,361 shares of Common Stock beneficially owned by Fund 08-10 (including the 1,000,000 shares held by EGI-EXH) represent approximately 2.3% of the issued and outstanding Common Stock; and (iv) the 3,117,840 shares of Common Stock beneficially owned by SZI and Chai Trust represent approximately 5.1% of the issued and outstanding Common Stock. Fund 08-10 shares beneficial ownership of the 1,000,000 shares of Common Stock held by EGI-EXH. Chai Trust and SZI share beneficial ownership of the 3,117,840 shares of Common Stock held by EGI-EXH, Fund 05-07 and Fund 08-10.

Item 5(c) is hereby amended by adding the following before the last sentence thereof:

On March 3, 2009, EGI-HC made a distribution of 2,410,998 shares of Common Stock to certain of its members on a pro rata basis in connection with their withdrawal from EGI-HC pursuant to the terms of its operating agreement (the “March 3 Distribution”). After giving effect to the March 3 Distribution, EGI-HC beneficially owned 1,895,251 shares of Common Stock, Fund 05-07 beneficially owned 1,674,479 shares of Common Stock, and Fund 08-10 beneficially owned 1,443,361 shares of Common Stock (including the 1,000,000 shares held by EGI-EXH).

On March 12, 2009, EGI-HC made a distribution of 1,895,251 shares of Common Stock to its remaining members on a pro rata basis in connection with their withdrawal from EGI-HC pursuant to the terms of its operating agreement (the “March 12 Distribution”). After giving effect to the March 12 Distribution, EGI-HC beneficially owned 0 shares of Common Stock, Fund 05-07 beneficially owned 1,674,479 shares of Common Stock, and Fund 08-10 beneficially owned 1,443,361 shares of Common Stock (including the 1,000,000 shares held by EGI-EXH).

SIGNATURES

After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: March 12, 2009

EGI-HC, L.L.C.
EGI-EXH, L.L.C.
EGI-FUND (05-07) INVESTORS, L.L.C.
EGI-FUND (08-10) INVESTORS, L.L.C.
SZ INVESTMENTS, L.L.C.

Each by: /s/ PHILIP G. TINKLER
-------------------------------------
Name: Philip G. Tinkler
Title: Vice President

CHAI TRUST COMPANY, LLC

By: /s/ JAMES G. BUNEGAR
-------------------------------------
Name: James G. Bunegar
Title: Vice President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)